

January 2, 2014

<u>Via E-mail</u>
Mr. Lee Adrean
Corporate Vice President &
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

> **Re:** **Equifax Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response dated November 6, 2013**
> **File No. 001-06605**

Dear Mr. Adrean:

    We have reviewed your response and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to our comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Goodwill and Other Intangible Assets, page 73</u>

<u>Indefinite-Lived Intangible Assets, page 74</u>

1.   We have reviewed your response to prior comment one. You state in your response that "(i)n connection with Equifax's December 28, 2012 acquisition of certain credit services business assets and operations of CSC Credit Services Inc. (the Acquisition), we initially recorded an indefinite lived intangible asset disclosed as contractual/territorial rights valued at $159 million. We have now concluded that this asset represents a reacquired right as defined in ASC 805-20-25-14". We also note that in your December 31, 2012

Form 10-K you identified the purchase price as being final, except for certain items that did not appear to relate to your acquired intangible assets. In that regard, please:

- tell us the basis for initially determining that the intangible assets acquired were contractual/territorial rights that were indefinite lived;
- explain, in detail, why you now believe that these intangible assets are reacquired rights that have a finite life; and
- explain, in detail, why the value of the intangible assets decreased from $159 million to $73 million. Specifically address the change in the term of the life and all other factors that impacted the value.

2.   You state in your response that "Equifax has concluded that the adjustment to the accounting for the business combination, and the related adjustments to amortization expense, which should have been recorded at December 31, 2012 and in subsequent periods, do not require restatement of previously issued financial statements. The conclusion is based on both the materiality of the adjustments as well as an evaluation of all of the qualitative factors in Staff Accounting Bulletin 99". Please provide us with your analysis under SAB 99 and tell us what qualitative factors the company considered in making the assessment that the misapplication of GAAP to a significant portion of the $1 billion acquisition of CSC was not material.

3.   Please tell us whether or not this misapplication of GAAP impacted the company's prior assessment of Internal Controls over Financial Reporting and whether or not this resulted in any changes in your internal controls.

4.   Please explain why the remaining $96 million of indefinite-lived intangible assets are now described as acquired operating agreements, and continue to be accounted for as indefinite-lived intangible assets. Please tell us how, in light of your ability to limit the contractual term of the rights conveyed in the operating agreements, you determined that the reacquisition of those rights have an indefinite term. Include reference to authoritative literature used as guidance.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director